UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 15)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	Name of Reporting Person AB Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization NEW JERSEY

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 224,855
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 224,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.62%
14	Type of Reporting Person PN

1	Name of Reporting Person AB Value Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 460,189*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.40%
14	Type of Reporting Person OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	Name of Reporting Person Andrew Berger
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,658
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 17,658
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 477,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.69%
14	Type of Reporting Person IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

The following constitutes amendment number 15 to the Schedule 13D filed by the undersigned (“Amendment No. 15”). This Amendment No. 15 amends the Schedule 13D, as specifically set forth herein.

All of the information relating to Mr. Radoff and Ms. Bradley was derived directly from information disclosed in Amendment Number 4 to the Schedule 13D (the “Radoff 13D”) filed by Bradley L. Radoff on behalf of Ms. Bradley on July 22, 2022 with the Securities and Exchange Commission (the “SEC”). The Reporting Persons only know or have reason to know such information disclosed in this Schedule 13D about each of Mr. Radoff and Ms. Bradley due to the information disclosed in the Radoff 13D. The Reporting Persons have no reason to believe that the information disclosed in the Radoff 13D is in any way inaccurate. The Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information. The filing of the Schedule 13D shall not create any implication under any circumstances that there has not been any event, or that there is no other information, including events or information yet to be disclosed by Mr. Radoff or Ms. Bradley, for which the Reporting Persons are unaware and have no reason to be aware that may affect the accuracy or completeness of such information.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the withdrawal of Correne S. Loeffler as a nominee for election to the Board at the Annual Meeting (as further described in Item 4), Ms. Loeffler shall cease to be a party to the Joint Filing and Solicitation Agreement (as further described in Item 6 below). As a result, Ms. Loeffler shall cease to be part of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, Bradley L. Radoff and Ms. Bradley.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 20, 2022, AB Value Partners delivered a letter to the Issuer withdrawing its nomination of Ms. Loeffler for election to the Board at the Annual Meeting. On July 21, 2022, AB Value Partners and Mr. Radoff filed a supplement to their definitive proxy statement with the Securities and Exchange Commission to solicit proxies to elect Ms. Bradley to the Board at the Annual Meeting.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 20, 2022, the Reporting Persons, Mr. Radoff and Mses. Bradley and Loeffler entered into a Second Amendment (the “Second JFSA Amendment”) to that certain Joint Filing and Solicitation Agreement, dated May 27, 2022, as amended on July 1, 2022, to remove Ms. Loeffler as a party to the Joint Filing and Solicitation Agreement. A copy of the Second JFSA Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Second Joint Filing and Solicitation Agreement Amendment, dated July 20, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2022

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger